UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to __________

Commission file number 001-15169

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The Perficient, Inc. 401(k) Employee Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

Perficient, Inc.
  520 Maryville Centre Drive, Suite 400
Saint Louis, Missouri 63141

The Perficient, Inc. 401(k) Employee Savings Plan
Financial Statements and Supplemental Schedules
Years ended December 31, 2012 and 2011

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9

Supplemental Schedules*

Schedule of Assets (Held at End of Year)	10

Signatures	11

Exhibit Index	12

* Other schedules required by 29 C.F.R. § 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To Administrative Committee and Administrator of
The Perficient, Inc. 401(k) Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Perficient, Inc. 401(k) Employee Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Perficient, Inc. 401(k) Employee Savings Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Brown Smith Wallace, LLC

St. Louis, Missouri
June 25, 2013

The Perficient, Inc. 401(k) Employee Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2012 and 2011

	2012	2011

Investments, at fair value (Notes 3 and 4)	$64,249,125	$49,955,486

Receivables:
Employer contributions	-	72,455
Participant contributions	-	250,017
Notes receivable – participants	519,088	524,083
Total receivables	519,088	846,555

Net assets available for benefits, at fair value	64,768,213	50,802,041
Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 5)	213,634	255,995
Net assets available for benefits	$64,981,847	$51,058,036

The accompanying notes are an integral part of these financial statements.

The Perficient, Inc. 401(k) Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2012

Additions to net assets attributed to:
Contributions:
Participant	$9,151,632
Employer	2,646,247
Rollover	2,525,038
Total contributions	14,322,917

Net appreciation in fair value of investments (Note 3)	6,834,130
Interest and dividend investment income	807,798
Interest – notes receivable from participants	23,546
Total additions	21,988,391

Deductions from net assets attributed to:
Benefits paid to participants	7,949,064
Administrative expenses	115,516
Total deductions	8,064,580

Net increase	13,923,811

Net assets available for benefits at beginning of year	51,058,036

Net assets available for benefits at end of year	$64,981,847

The accompanying notes are an integral part of these financial statements.

The Perficient, Inc. 401(k) Employee Savings Plan
Notes to Financial Statements

1.	Description of Plan

The following description of The Perficient, Inc. 401(k) Employee Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time United States employees of Perficient, Inc. (the “Company”) who are age 21 or older, except contracted and leased employees, or any employee that is a non-resident alien.  Employees may participate in the Plan on the first day of the month on or after they are determined to meet these conditions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective May 1, 2012, the Plan changed 401(k) service providers. The Company’s new provider is Transamerica Retirement Services (formerly known as Diversified Retirement Corporation and/or Diversified Investment Advisors), which is a part of the Aegon group. As a result of this change, the Plan’s investment options have changed.

Contributions

For 2012, participants could contribute from a percentage of their pre-tax annual compensation to any of the investment funds up to a maximum of $17,000, subject to the Internal Revenue Code.  Participants who had attained age 50 before the end of the year were eligible to make catch-up contributions of an additional $5,500.  Participants could also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Company made matching contributions of 50% (25% in cash and 25% in Company common stock) of the first 6% of eligible compensation deferred by the participant. The Company made matching contributions of $1,450,261 in Company common stock during 2012.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. The Company contributions plus earnings thereon vest based on years of service as follows:

Years of Service	Non-forfeitable Percentage
Less than 1	0
1	33
2	66
3 or more	100

Notes Receivable – Participants

Upon written application of a participant, the Plan may make a loan to the participant.  Participants may borrow no less than $1,000 and no greater than the lesser of (i) 50% of the participant’s vested account balance, or (ii) $50,000.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local rates for similar plans.  Loans are amortized over a maximum of 60 months unless used to purchase the participant’s principal residence. Repayment is made through payroll deductions.  Participant loans are measured at the unpaid principal balance plus any accrued but unpaid interest.  Participant loans outstanding were $519,088 and $524,083 as of December 31, 2012 and 2011, respectively.

Payment of Benefits

Participants are entitled to receive benefit payments at the normal retirement age of 65, participant’s death or disability, in the event of termination, or if the participant reaches age 70½ while still employed.  Benefits may be paid in a lump-sum distribution or installment payments.

Forfeitures

As of December 31, 2012 and 2011, forfeitures not utilized to offset employer contributions were $0 and $17,421, respectively.  In accordance with the Plan provisions, forfeitures are used to reduce employer contributions.  During the year ended December 31, 2012, employer contributions were reduced by forfeitures of $245,947, which included account balances forfeited during the year.

Participant-Directed Investments

All assets of the Plan are participant-directed investments.

Participants have the option of directing their account balance to one or more different investment options.  The investment options include various mutual funds, collective trusts, a guaranteed investment contract, and Company common stock.  As a result of the change in service providers, as of May 1, 2012, all funds which were held in the guaranteed investment contract were frozen and no longer an option for participants.  Although this did not impact the benefit-responsive classification of the investment, participants did not have the ability to direct the investments which were held in this account as of the date of change.  The funds were liquidated and transferred to the new service provider on January 17, 2013 which allowed participants to direct their investments based on the current investment options.  See Notes 4 and 5 for additional quantitative disclosures.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Net Assets Available for Benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fully benefit-responsive investment contract is valued at contract value.  See Note 4 for discussion of fair value measurement.

Purchases and sales of investments and realized gains and losses are accounted for on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Operating expenses of maintaining the Plan are paid by the Company.  Administrative expenses for participant-directed transactions are paid by the Plan.

Adoption of New Accounting Standards

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. Under this guidance, an entity is required to provide additional disclosures about the valuation processes and sensitivities of Level 3 assets and the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value is required to be disclosed. This guidance also requires disclosure of information about transfers between Level 1 and Level 2. The Plan adopted this guidance as of January 1, 2012 and all required disclosures which impact the Plan are reflected in Note 4.

3.	Investments

The following investments represented 5% or more of the Plan’s net assets:

	December 31,
	2012	2011
Vanguard 500 Index Signal, 41,002 shares	$4,449,498	$	*
Schwab:
Schwab Indexed Retirement 2030, 379,329 shares	5,909,947		*
Schwab Indexed Retirement 2040, 321,143 shares	5,125,446		*
PIMCO Total Return Instl, 397,808 shares	4,471,367		*
Principal Life Insurance Company:
Fixed Income Option 401(a)/401(k), 263,509 and 323,128 shares, respectively	4,276,282		5,119,989
Lifetime 2030 R5, 370,173 shares	*		4,094,113
Lifetime 2040 R5, 344,726 shares	*		3,829,901
Large Cap S&P 500 Index Institutional, 372,299 shares	*		3,272,511
American Funds:
EuroPacific Growth R6, 111,450 shares	4,589,523		*
EuroPacific Growth R4, 110,972 shares	*		3,834,066
Growth Fund of America R6, 134,357 shares	4,613,831		*
Growth Fund of America R4, 133,110 shares	*		3,796,302
Perficient, Inc. Common Stock, 572,493 and 570,185 shares, respectively	6,743,964		5,707,550
Dodge & Cox Income, 242,610 shares	*		3,226,708

*Not an investment option in respective year

During the year ended December 31, 2012, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$5,008,278
Collective trusts	790,615
Employer securities	1,035,237
Net appreciation	$6,834,130

4.	Fair Value Measurements

ASC Topic 820 provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.
•
Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual Funds

Mutual funds available for investment in the Plan are valued at quoted prices available in an active market and are classified within Level 1 of the valuation hierarchy.

Collective Trusts

Some investment options are structured as commingled pools, or funds—this encompasses the target retirement funds, risk-based funds (conservative, moderate, moderate aggressive and aggressive), and the stable value fund. These funds are comprised of other broad asset category types, such as common and preferred stock, debt securities, and cash and temporary investments (see related sections).  These investment options are valued at the net asset value of the units of the individual collective trust.  The net asset value, as provided by the trustee, is used as a practical expedient to estimated fair value.  The Plan’s collective trust investments may be redeemed on a daily basis.  Irrespective of the underlying securities that comprise these collective funds, the funds themselves lack a formal listed market or publicly available quotes.  The Plan’s collective trust investments are therefore all classified as Level 2.

Common Stock

Company common stock is valued at the closing price reported on the Nasdaq Global Select Market and is classified within Level 1 of the valuation hierarchy.

Investment Contract

The Principal Life Insurance Company (“Principal”) Fixed Income Option 401(a)/401(k) is a general account-backed stable value contract.  This investment guarantees principal and provides a stated rate of return.  The fair value represents the amount received upon withdrawal or transfer of funds prior to their maturity, which is the contract value less a withdrawal charge.  Since the investment is based on the provisions of the investment contract, it is classified within Level 3 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	As of December 31, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Mutual funds:
Fixed income funds	$6,036,285	$--	$--	$6,036,285
Equity funds	26,138,114	--	--	26,138,114
Total mutual funds	32,174,399	--	--	32,174,399
Collective Trusts:
Target retirement funds	--	16,375,249	--	16,375,249
Risk based funds	--	3,640,765	--	3,640,765
Stable value fund	--	1,252,100	--	1,252,100
Total collective trust funds		21,268,114		21,268,114
Company common stock	6,743,964	--	--	6,743,964
Investment contract	--	--	4,062,648	4,062,648
Total assets	$38,918,363	$21,268,114	$4,062,648	$64,249,125

	As of December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Mutual funds:
Balanced funds	$12,897,085	$--	$--	$12,897,085
Fixed income funds	4,322,771	--	--	4,322,771
Equity funds	22,164,177	--	--	22,164,177
Total mutual funds	39,384,033	--	--	39,384,033
Company common stock	5,707,550	--	--	5,707,550
Investment contract	--	--	4,863,903	4,863,903
Total assets	$45,091,583	$--	$4,863,903	$49,955,486

The table below sets forth a summary of changes in the fair value of the Plan’s Investment Contract classified within Level 3 of the valuation hierarchy:

As of December 31, 2012
Balance, beginning of year	$4,863,903
Total gains or losses (realized and unrealized)	42,171
Interest credited	111,239
Purchases	1,435,177
Settlements	(2,389,842)
Balance, end of year	$4,062,648

As of December 31, 2011
Balance, beginning of year	$3,812,657
Total gains or losses (realized and unrealized)	(55,329)
Interest credited	120,110
Purchases	3,880,099
Settlements	(2,893,634)
Balance, end of year	$4,863,903

The table below details the valuation techniques and the unobservable inputs which are utilized in the valuation of Level 3 investments:

Asset	Valuation Technique	Unobservable Input
Investment Contract	Discontinuance Value*	5% flat discontinuance charge

* The amount the plan participant will receive if they transfer or surrender their funds out of the guaranteed investment account (contract value) less the discontinuance value which is detailed within the group contract and is not subject to market conditions.

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

5.	Investment Contract

The Plan has a fully-benefit responsive investment contract with Principal. Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Principal. Contract value represents contributions made by participants, plus interest at a specified rate determined semiannually, less withdrawals or transfers by participants.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise.  The fair value of the investment contract as of December 31, 2012 and 2011 was $4,062,648 and $4,863,903, respectively.  The stated rate of return of the contract as of December 31, 2012 and 2011 was 2.35% and 2.70%, respectively.  The rate was 2.35% on January 1, 2013.

6.	Party-In-Interest Transactions

As of December 31, 2012 and 2011, the Plan held 572,493 and 570,185 shares, respectively, of Company common stock.  Total outstanding Company common stock as of December 31, 2012, was approximately 31 million shares.

During the year ended December 31, 2012, the Plan had the following transactions involving Company common stock:

Shares purchased	150,345
Shares sold	148,037
Cost of shares purchased	$1,718,992
Cost of shares sold	$1,559,928
Net gain from shares sold	$136,642

Certain Plan investments are managed by Principal.  Principal was the trustee and custodian as defined by the Plan from January 1, 2011 through April 30, 2012; therefore, these transactions qualify as party-in-interest.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their employer contributions.

8.	Income Tax Status

The Plan Administrator has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions and the Plan received notification from the Internal Revenue Service that its 2011 Form 5500 is currently pending examination.   The Plan Administrator believes the Plan is no longer subject to examination for the years prior to 2009.

The IRS has determined and informed the Company by a letter dated November 9, 2009 that the Plan is established in accordance with applicable sections of the Internal Revenue Code (the “Code”), and therefore, the Plan qualifies as tax-exempt under Section 401(a) of the Code.

9.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Supplemental Schedule

The Perficient, Inc. 401(k) Employee Savings Plan
FEIN: 74-2853258; Plan No. 001
Schedule of Assets (Held at End of Year)
December 31, 2012

Form 5500, Schedule H, Part IV, Line 4(i)

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer	Description	Cost	Current Value

	American Beacon Small Cap Value Instl	Mutual fund	**	$1,839,414
	American Funds:
	EuroPacific Growth R6	Mutual fund	**	4,589,523
	Growth Fund of America R6	Mutual fund	**	4,613,831
	BlackRock Small Cap Growth Equity Inv Instl	Mutual fund	**	730,707
	Dodge and Cox Income	Mutual fund	**	2,481,817
	ING Global Real Estate I	Mutual fund	**	1,564,918
	JPMorgan Mid Cap Value Instl	Mutual fund	**	1,920,788
	Oakmark International Small Cap I	Mutual fund	**	188,234
	PIMCO Total Return Instl	Mutual fund	**	4,471,367
	Prudential Jennison Mid Cap Growth Q	Mutual fund	**	774,923
	Touchstone Emerging Markets Equity Instl	Mutual fund	**	159,861
	Vanguard:
	500 Index Signal	Mutual fund	**	4,449,498
	Mid Cap Index Signal	Mutual fund	**	2,272,395
	Small Cap Index Signal	Mutual fund	**	2,117,124
	Total Mutual Funds			32,174,399
	Retirement Advocate:
	Aggressive Fund	Collective Trust	**	172,950
	Conservative Fund	Collective Trust	**	1,901,657
	Moderate Fund	Collective Trust	**	1,544,400
	Moderately Aggressive Fund	Collective Trust	**	19,505
	Moderately Conservative Fund	Collective Trust	**	2,253
	Schwab:
	Indexed Retirement 2010 I	Collective Trust	**	324,337
	Indexed Retirement 2015 I	Collective Trust	**	49,299
	Indexed Retirement 2020 I	Collective Trust	**	2,043,943
	Indexed Retirement 2025 I	Collective Trust	**	276,371
	Indexed Retirement 2030 I	Collective Trust	**	5,909,947
	Indexed Retirement 2035 I	Collective Trust	**	824,950
	Indexed Retirement 2040 I	Collective Trust	**	5,125,446
	Indexed Retirement 2045 I	Collective Trust	**	787,800
	Indexed Retirement 2050 I	Collective Trust	**	1,033,155
	Wells Fargo Stable Value Fund C (Galliard)	Collective Trust	**	1,252,100
	Total Collective Trusts		**	21,268,114

*	Perficient, Inc.	Employer securities	**	6,743,964
*	Principal Life Insurance Company:
	Fixed Income Option 401(a)/401(k)	Guaranteed investment contract	**	4,276,282
*	Participant Loans	Interest rate of 5.25 – 5.38%, maturing through December, 2017	**	519,088

	Total investments			$64,981,847

* Party-in-interest transaction considered exempt by the Department of Labor.
** Cost omitted for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Perficient, Inc. 401(k) Employee Savings Plan

Date: June 27, 2013	/s/ Paul E. Martin
Paul E. Martin
Chief Financial Officer

EXHIBITS INDEX

Exhibit Number	Description
23.1	Consent of Brown Smith Wallace, L.L.C.